Exhibit (a)(1)(v)
To:
[Individual Eligible Employee]

From:
Stock.Options@dish.com

Subject:
Confirmation of Receipt of your Exchange Offer Election Form

First Name Last Name,
We received your Exchange Offer Election Form on MM-DD-YY at HH:MM. Please review the attached information to ensure it accurately reflects your election. If it does not accurately reflect your election or you would like to change your election, you can update your Election Form at [URL OF ELECTION FORM]. The election deadline is 10:00 p.m. (Mountain Daylight Time) on July 22, 2022, at which time the Offer to Exchange shall expire, unless extended by DISH.
If you have additional questions after reviewing the above information, you may send an e-mail to Stock.Options@dish.com, which is the preferred method, or call the Exchange Offer information line at 1-855-256-0682.

Attachment (sample information):